SCHEDULE 13D

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  1  )*
                                          -----


                        Sinclair Broadcast Group, Inc.
                     -------------------------------------
                               (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  829266 10 9
                               -----------------
                                (CUSIP Number)

                                  Barry Baker
                         River City Broadcasting, L.P.
                 1215 Cole Street, St. Louis, Missouri  63106
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      River City Broadcasting, L.P.
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                   -----
                                                                (b) [X]
                                                                   ------
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                 - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               - 0 -
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                  - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               - 0 -
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               - 0 -

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                PN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Better Communications, Inc.
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [ ]
                                                                   -----
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                 - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               2,806,394
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                  - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               2,806,394
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               490,393

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               Approximately 6.88%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                CO
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Barry Baker
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [ ]
                                                                   -----
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7                           691,218
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               2,806,394
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9                           691,218
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               2,806,394
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               1,443,487

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               Approximately 17.87%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                IN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      BancBoston Investments, Inc.
      ABOVE PERSON

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [ ]
                                                                   -----
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Massachusetts
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                 - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               2,806,394
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                  - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               2,806,394
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               546,673

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               7.61%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                CO
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Boston Ventures Limited
      ABOVE PERSON                              Partnership IV


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [ ]
                                                                   -----
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                 - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               2,806,394
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                  - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               2,806,394
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               922,910

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               12.22%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                PN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


- -----------------------------                            ---------------------
  CUSIP NO. 829266 10 9
- -----------------------------                            ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF      Boston Ventures Limited
      ABOVE PERSON                              Partnership IVA


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                   -----
                                                                (b) [ ]
                                                                   -----
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*                         OO (See Item 3)
 4


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e) ____                  Not Applicable


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
 6


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                 - 0 -

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                               2,806,394
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                  - 0 -

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                               2,806,394
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                               519,073

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
              X
            ----
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
                                               7.26%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                PN
14


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

      See joint Statement on Schedule 13D, as previously filed.

      This Amendment 1 to the joint Statement on Schedule 13D, filed June 21, 1996, is filed with respect to the Class A Common Stock, par value $0.01 per share ("SBG COMMON STOCK") of Sinclair Broadcast Group, Inc., a Maryland corporation (the "COMPANY" or "SBG"). The Company's principal executive offices are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

      The purpose of this Amendment 1 is to report the distribution to the partners of River City Broadcasting, L.P. ("RCB") of 1,150,000 shares of SBG's Series B Convertible Preferred Stock (the "CONVERTIBLE PREFERRED STOCK") that were held by RCB and beneficially owned by the Partnership Group (as defined below).

ITEM 2.  IDENTITY AND BACKGROUND

      See joint Statement on Schedule 13D, as previously filed.

      The persons filing this Amendment 1 are RCB, Better Communications, Inc. ("BCI"), Barry Baker ("BAKER"), Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA (together with Boston Ventures Limited Partnership IV, "BOSTON VENTURES") and BancBoston Investments, Inc. ("BANCBOSTON") and, together with RCB, BCI, Baker and Boston Ventures, the "FILING PARTIES"). The information required to be set forth in this Item 2 regarding the Filing Parties is set forth on Schedule I hereto.

      BCI, Baker, Boston Ventures, BancBoston and Pyramid Ventures, Inc. ("PYRAMID") are parties to a Consent Agreement (the "CONSENT AGREEMENT") with certain of the other limited partners of RCB that governs the disposition and voting by the parties thereto of their shares of SBG Common Stock. (See Item 6) As such, BCI, Baker, Boston Ventures, BancBoston and Pyramid are part of a group that also includes Larry D. Marcus, Marcus Investments, L.P. and BancBoston Capital, Inc. (the "PARTNERSHIP GROUP"). The information required to be set forth in this Item 2 regarding the members of the Partnership Group is set forth on Schedule II hereto.

      Baker and Boston Ventures are parties to a Voting Agreement (the "VOTING AGREEMENT") with David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert
E. Smith (collectively, the "SBG STOCKHOLDERS") and, together with Baker and Boston Ventures, (the "VOTING GROUP") that governs the voting by the SBG Stock-holders of their shares of SBG Common Stock in certain situations. (See Item 3) The information required to be set forth in this Item 2 regarding the members of the Voting Group is set forth on Schedule III hereto.

      During the last five years, none of the Filing Parties, and to the best knowledge of the Filing Parties, none of the other members of the Partnership Group, the other members of the Voting Group or any of their respective executive officers or directors have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

      During the last five years, none of the Filing Parties, and to the best knowledge of the persons filing this Statement, none of the members of the Partnership Group, the members of the Voting Group or any of their respective executive officers or directors have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Notwithstanding the foregoing, affiliates of Pyramid that beneficially own shares of SBG Common Stock have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such affiliates were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      To the best knowledge of the Filing Parties, unless otherwise indicated, all of the individuals listed in Schedules I, II and III are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See joint Statement on Schedule 13D, as previously filed.

      On November 15, 1996 and January 1, 1997, RCB distributed a total of 1,150,000 shares of Convertible Preferred Stock, convertible into 4,181,818 shares of SBG Common Stock, that were acquired by RCB from SBG pursuant to the Restated Asset Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of April 10, 1996, as amended and restated as of May 31, 1996, by and between RCB and SBG, as assigned to and assumed by certain wholly owned subsidiaries of SBG, to its partners in accordance with the partnership agreement of RCB. As a result, RCB no longer has a direct or indirect beneficial ownership interest in any shares of SBG Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

      See joint Statement on Schedule 13D, as previously filed.

      The purpose of the transaction for which this Amendment 1 relates was to distribute the shares of Convertible Preferred Stock to the partners of RCB. The Filing Parties (excluding RCB) hold shares of Convertible Preferred Stock (convertible into shares of SBG Common Stock) for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)    See joint Statement on Schedule 13D, as previously filed.

      RCB has distributed 1,150,000 shares of Convertible Preferred Stock as described in Item 3. As a result, RCB no longer has a direct or indirect beneficial ownership interest in any shares of SBG Common Stock.

      (b)    See joint Statement on Schedule 13D, as previously filed.

      As a result of the distribution by RCB, BCI received shares of Convertible Preferred Stock that are convertible into 490,393 shares of SBG Common Stock, which, when issued, will represent approximately 6.88% of the issued and outstanding shares of SBG Common Stock. Baker, as the controlling stockholder of BCI, may be deemed to have a beneficial ownership interest in the 490,393 shares of SBG Common Stock issuable to BCI.

      As previously reported, Baker, as an individual, has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 691,218 shares of SBG Common Stock that he has the right to acquire and beneficially own through the vested Baker Stock Options (as defined in the joint Statement on Schedule 13D, as previously filed). As a result of the distribution by RCB, Baker, as an individual, received shares of Convertible Preferred Stock that are convertible into 261,868 shares of SBG Common Stock which, when issued, will represent approximately 3.8% of the issued and outstanding SBG Common Stock. Therefore, Baker, as an individual, may be deemed to have a beneficial ownership interest in a total of 953,094 shares of SBG Common Stock, which, when issued, will represent approximately 12.56% of the issued and outstanding SBG Common Stock. Taken together with the shares issuable to BCI, Baker may be deemed to have a beneficial ownership interest in 1,443,487 shares of SBG Common Stock, which, when issued, will represent approximately 17.87% of the issued and outstanding SBG Common Stock.

      As a result of the distribution by RCB, BancBoston received shares of Convertible Preferred Stock that are convertible into 546,673 shares of SBG Common Stock, which, when issued, will represent approximately 7.61% of the issued and outstanding SBG Common Stock.

      As a result of the distribution by RCB, Boston Ventures, considered together, received shares of Convertible Preferred Stock that are convertible into 1,441,983 shares of SBG Common Stock, which, when issued, will represent approximately 17.86% of the issued and outstanding SBG Common Stock.

      Each Filing Party that is a member of the Partnership Group, by virtue of provisions regarding disposition and voting of shares contained in the Consent Agreement, may be deemed to be a beneficial owner of all of the shares of Convertible Preferred Stock that were issued to members of the Partnership Group and are convertible into 2,806,394 shares of SBG Common Stock which, when issued, will represent approximately 29.73% of the issued and outstanding SBG Common Stock. Each Filing Party that is a member of the Partnership Group disclaims beneficial ownership of shares of SBG Common Stock issuable upon conversion of shares of Convertible Preferred Stock held by other members of the Partnership Group.

      To the best knowledge of the Filing Parties, the SBG Stockholders are the beneficial owners of 5,600 shares of SBG Common Stock, representing .08% of the issued and outstanding shares of SBG Common Stock, and, to the best knowledge of the Filing Parties, the SBG Stockholders are the beneficial owners of 28,476,981 shares of the Class B Common Stock of SBG, which are convertible at the holder's option into 28,476,981 shares of SBG Common Stock. To the best knowledge of the Filing Parties, on a fully diluted basis, the SBG Stockholders are the beneficial owners of 28,482,581 shares of SBG Common Stock, which, when issued, will represent approximately 81.13% of the issued and outstanding shares of SBG Common Stock.

      Beneficial ownership by Baker of the 1,443,487 shares of SBG Common Stock referred to herein may be attributed to the members of the Voting Group that directly or indirectly own shares of SBG Common Stock. Beneficial ownership by Boston Ventures of the 1,441,983 shares of SBG Common Stock referred to herein may be attributed to the members of the Voting Group that directly or indirectly own shares of SBG Common Stock. Beneficial ownership by the SBG Stockholders of the 28,482,581 shares of SBG Common Stock referred to herein may be attributed to the members of the Voting Group that directly or indirectly own shares of SBG Common Stock. The Filing Parties that are members of the Voting Group, by virtue of their membership in the Voting Group, may be deemed to have beneficial ownership of the 30,872,058 shares of SBG Common Stock that are issued or issuable to Baker, Boston Ventures and the SBG Stockholders, which, as and when issued, will represent approximately 82.32% of the issued and outstanding SBG Common Stock. Except as set forth herein, each Filing Party that is a member of the Voting Group also disclaims the power to vote or direct the vote, and disclaims the power to dispose or to direct the disposition of, the shares of SBG Common Stock owned by the other members of the Voting Group.

      Except for 691,218 shares of SBG Common Stock subject to the Baker Stock Options, 16,367 shares of SBG Common Stock issuable to Larry D. Marcus, 49,102 shares of SBG Common Stock issuable to Marcus Investments, L.P. and 28,482,581 shares of SBG Common Stock beneficially owned by the SBG Stockholders, the number of shares set forth above as beneficially owned by the Filing Parties does not include any shares beneficially owned by any person listed on Schedule I, II or III hereto for his or her personal investment account. The Filing Parties expressly disclaim beneficial ownership of all such shares (if any) owned by all such persons. Except as may be set forth in Item 6, the Filing Parties are not a party to any agreement or arrangement of any kind with respect to the acquisition, holding, voting or disposition of any shares of SBG Common Stock or any shares of SBG Common Stock that they beneficially own.

      (c)    See joint Statement on Schedule 13D, as previously filed.

      Except for the distribution described in Item 3, and except as set forth above, to the best knowledge of the persons filing this Statement on Schedule 13D, no transactions in SBG Common Stock were effected by any of the Filing Parties, any of the members of the Partnership Group, any of the members of the Voting Group or any of their respective executive officers or directors during the past sixty days in open-market transactions.

      (d)    Not applicable.

      (e) The date on which RCB ceased to be beneficial owner of more than five percent of the class of securities reported herein was January 1, 1997.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER

      No material change - see joint Statement on Schedule 13D, as previously filed.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Voting Agreement  (incorporated by reference to the joint State ment on Schedule 13D dated May 31, 1996 and filed on June 21, 1996)

Exhibit 7.02	Consent Agreement  (incorporated by reference to the joint
             Statement on Schedule 13D dated May 31, 1996 and filed on June 21, 1996)

Exhibit 7.03	Baker Option Agreement  (incorporated by reference to the joint
             Statement on Schedule 13D dated May 31, 1996 and filed on
             June 21, 1996)

Exhibit 7.04	Registration Rights Agreement  (incorporated by reference to the joint Statement on Schedule 13D dated May 31, 1996 and filed on June 21, 1996)

Exhibit 7.05	Joint Filing Agreement, dated June 18, 1996, by and among Baker,
             RCB and BCI. (incorporated by reference to the joint Statement on Schedule 13D dated May 31, 1996 and filed on June 21, 1996)

Exhibit 7.06	Joint Filing Agreement, dated January 23, 1997, by and among
             Baker, RCB,  BCI, Boston Ventures and BancBoston.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 					RIVER CITY BROADCASTING, L.P.

                                 					By:	Better Communications, Inc.,
                                   						 its general partner


     January 23, 1997              			By: /s/ Barry Baker
     ---------------				                  ---------------
           Date  	  		                    Barry Baker
						                                    President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 				BETTER COMMUNICATIONS, INC.


     January 23, 1997     		         By:  /s/Barry Baker
     ----------------                     --------------
           Date		                         Barry Baker
                             					        President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     January 23, 1997     			             /s/Barry Baker
     ----------------                     ------------------
          Date			  		                      BARRY BAKER

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     January 23, 1997    			          BANCBOSTON INVESTMENTS INC.
     ----------------
            Date

	                         				        By:   /s/Sanford Anstey
                                            -----------------
             			                            Name:  Sanford Anstey
					                                       Title:  Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 23, 1997       		        BOSTON VENTURES LIMITED PARTNERSHIP IV
     ----------------
                                						By:  Boston Ventures Company Limited
                       				                Partnership IV, General Partner


                                           By: /s/Barbara M. Ginader
                                               ----------------------
                                      			      Name:  Barbara M. Ginader
                             	              	  Title:  General Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 23, 1997      		         BOSTON VENTURES LIMITED PARTNERSHIP IVA
     ----------------
                            	 				    By:  Boston Ventures Company
                                           Limited Partnership IV,
                                           General Partner

             	                   	         By: /s/Barbara M. Ginader
                                               -------------------------
              	                        	       Name:  Barbara M. Ginader
                             	              	  Title:  General Parrtner

                                  SCHEDULE I

      River City Broadcasting, L.P. ("RCB") is a Delaware limited partnership. Better Communications, Inc. ("BCI") is a Delaware corporation and is the general partner of RCB. The principal businesses of RCB and BCI are television and radio broadcasting. The principal office and business address of RCB and BCI is 1215 Cole Street, St. Louis, Missouri 63106. Barry Baker ("Baker") is the Chief Executive Officer of RCB, the President of BCI and serves as a consultant to Sibnclair Broadcast Group, Inc. "SBG"). His principal office and business address is c/o SBG at 200 W. 41st Street, Baltimore, MD 21211. Baker's present principal occupation is as President of BCI and consultant to SBG.


        EXECUTIVE OFFICERS AND DIRECTORS OF BETTER COMMUNICATIONS, INC.

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                              Business or Residence             Principal Occupation or          Organization in Which
Name                                Address                           Employment                       Employed
----                          ---------------------             ---------------------            --------------------




Barry Baker*               2000 W. 41st Street               President, Better                  Chief Executive Officer,
                            Baltimore, MD  21211              Communications, Inc.               River City Broadcasting,
                                                             Consultant, Sinclair                 L.P.
                                                              Broadcast Group, Inc.


Larry D. Marcus*           34 West Brentmoor Park,           Vice President, Secretary and      General Partner, Marcus
                            Clayton, MO 63105                 Treasurer, Better                  Investments, L.P.
                                                               Communications, Inc.


* Also a Director of
Better Communications,
Inc.

                                  SCHEDULE II


     Better Communications, Inc. ("BCI") is a Delaware corporation. The principal office and business address of BCI is 1215 Cole Street, St. Louis, Missouri 63106. Its principal business is television and radio broadcasting.


        EXECUTIVE OFFICERS AND DIRECTORS OF BETTER COMMUNICATIONS, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
----                             ---------------------            ------------------------      ---------------------

Barry Baker*               2000 W. 41st Street               President, Better                  Chief Executive Officer,
                            Baltimore, MD  21211              Communications, Inc.               River City Broadcasting,
                                                             Consultant, Sinclair                 L.P.
                                                              Broadcast Group, Inc.


Larry D. Marcus*           34 West Brentmoor Park,           Vice President, Secretary and      General Partner, Marcus
                            Clayton, MO 63105                 Treasurer, Better                  Investments, L.P.
                                                               Communications, Inc.

* Also a Director of
Better Communications, Inc.


   Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. and the President of BCI. His principal office and business address is 1215 Cole Street, St. Louis, Missouri 63106. Baker's present principal occupation is as President of BCI.

   Larry D. Marcus ("Marcus") is the Vice President, Secretary and Treasurer of BCI. His principal office and business address is 34 West Brentmoor Park, Clayton, Missouri 63105. Marcus' present principal occupation is as Vice President, Secretary and Treasurer of BCI. Marcus is also the General Partner of Marcus Investments, L.P.

     Marcus Investments, L.P. is a Missouri limited partnership, of which Marcus is the General Partner. The principal office address of Marcus Investments, L.P. is 34 West Brentmoor Park, Clayton, Missouri 63105. The principal business of Marcus Investments, L.P. is to locate and invest in opportunities to enhance the income of certain trusts that are limited partners of Marcus Investments, L.P.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     BancBoston Capital, Inc. is a Massachusetts corporation. The principal office address of BancBoston Capital, Inc. is 100 Federal Street, Boston, MA 02110. The principal business of BancBoston Capital, Inc. is making investments. The ultimate controlling person of BancBoston Capital, Inc. is The Bank of Boston Corporation.

         EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON CAPITAL, INC.


                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
----                            ----------------------            -----------------------      ---------------------


Frederick M. Fritz            100 Federal Street                    President; Director        100 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the office
                              address for all executive                                        address for all executive
                              officers set forth herein.)                                      officers set forth
                                                                                               herein.)

Zackery T. Edmonds                                                  Treasurer
R. Nelson Griebel                                                   Director
Paul F. Hogan                                                       Director
David K. McKown                                                     Director

     BancBoston Investments, Inc. is a Massachusetts corporation. The principal office address of BancBoston Investments, Inc. is 100 Federal Street, Boston, MA02110. The principal business of BancBoston Investments, Inc. is makinginvestments. The ultimate controlling person of BancBoston Investments, Inc. is The Bank of Boston Corporation.

       EXECUTIVE OFFICERS AND DIRECTORS OF BANCBOSTON INVESTMENTS, INC.

                                                                                               Name and Address of
                                                                                               Corporation or Other
                                 Business or Residence            Principal Occupation or      Organization in Which
Name                                   Address                          Employment                    Employed
----                             ---------------------            -----------------------       ---------------------

Frederick M. Fritz            100 Federal Street                    President; Director        100 Federal Street
                              01-32-01                                                         01-32-01
                              Boston, MA  02110                                                Boston, MA  02110
                              (617) 434-2200                                                   (617) 434-2200
                              (This address is the office                                      (This address is the
                              address for all executive                                        office address for all
                              officers set forth herein.)                                      executive officers set
                                                                                                forth herein.)

Zackery T. Edmonds                                                  Treasurer
Paul F. Hogan                                                       Director
David K. McKown                                                     Director

     The Bank of Boston Corporation is a Massachusetts corporation. The principal business address of the Bank of Boston Corporation is 100 Federal Street, Boston, MA 02110. The Bank of Boston Corporation is a bank holding company.

             EXECUTIVE OFFICERS OF THE BANK OF BOSTON CORPORATION

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                              Business or Residence             Principal Occupation or          Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------

Charles K. Gifford            100 Federal Street               Chairman of the Board
                              01-32-01                         of Directors, Chief                  N/A
                              Boston, MA  02110                Executive Officer and
                              (617) 434-2200                   President
                              (This address is the office
                              address for all executive
                              officers set forth herein)

Edward A. O'Neal                                               Vice Chairman

William J. Shea                                                Vice Chairman, Chief
                                                               Financial Officer and
                                                               Treasurer

Guilliem Aertsen IV                                            Group Executive,
                                                               Global Capital Markets

Melville E. Blake III                                          Executive Director,
                                                               Strategic Planning

Robert L. Champion, Jr.                                        Executive Director,
                                                               Corporate
                                                               Administrative Services

Barbara F. Clark                                               Group Executive, Media
                                                               & Communications

Edward P. Collins                                              Group Executive, Asset
                                                               Based Finance

Helen G. Drinan                                                Executive Director,
                                                               Human Resources

Robert E. Gallery                                              Regional Manager,
                                                               Europe

Susan P. Haney                                                 Group Executive, The
                                                               Private Bank

                                       v

                                                                                                Name and Address of
                                                                                                Corporation or Other
                              Business or Residence             Principal Occupation or         Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------

Paul F. Hogan                                                  Executive Vice
                                                               President, Corporate
                                                               Relationship Banking

Thomas J. Hollister                                            Group Executive, Retail
                                                               & Small Business

Ira A. Jackson                                                 Executive Director,
                                                               External Affairs

Michael R. Lezenski                                            Executive Director,
                                                               Technology and System
                                                               Services, Chief
                                                               Technology Officer

Mark A. MacLennan                                              Group Executive,
                                                               Global Financial
                                                               Services

Peter J. Manning                                               Executive Director,
                                                               Mergers & Acquisitions

John L. Mastromarino                                           Executive Director, Risk
                                                               Management

David E. McKown                                                Group Executive,
                                                               Diversified Finance &
                                                               Real Estate

Henrique de Campos                                             Regional Manager,
      Meirelles                                                Brazil

Joanne E. Nuzzo                                                Executive Director,
                                                               Banking Operations

William H. Ott                                                 Group Executive,
                                                               Consumer Lending
                                                               Group

Richard A. Remis                                               Group Executive, New
                                                               England Corporate
                                                               Banking

                                      vi

                                                                                                 Name and Address of
                                                                                                 Corporation or Other
                              Business or Residence             Principal Occupation or          Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------


Manuel R. Sacerdote                                            Regional Manager,
                                                               Southern Cone
                                                               (Argentina, Uruguay,
                                                               Chile)

Gary A. Spiess                                                 General Counsel and
                                                               Clerk

Susannah M. Swihart                                            Group Executive,
                                                               Chairman's Office

Eliot N. Vestner, Jr.                                          Executive Director,
                                                               Internal Banking

Bradford H. Warner                                             Group Executive,
                                                               Global Treasury

                  DIRECTORS OF THE BANK OF BOSTON CORPORATION

                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
--------                            --------------------------------------------
Wayne A. Budd, Esq.                 Goodwin, Proctor & Hoar
                                    Exchange Place
                                    53 State Street
                                    Boston, MA 02109

William F. Connell                  Chairman & CEO
                                    Connell Limited Partnership
                                    One International Place - 31st Floor
                                    Boston, MA 02110

Gary I. Countryman                  Chairman & CEO
                                    Liberty Mutual Insurance Company
                                    175 Berkeley Street
                                    Boston, MA 02117

Alice F. Emerson                    Senior Fellow
                                    Andrew W. Mellon Foundation
                                    140 East 62nd Street
                                    New York, NY 10021

Charles K. Gifford                  President & COO
                                    The First National Bank of Boston
                                    100 Federal Street
                                    Boston, MA 02110

Thomas J. May                       Chairman and CEO
                                    Boston Edison Company
                                    800 Boylston Street
                                    Boston, MA 02199

Ambassador                          Professor of Diplomacy
Donald F. McHenry                   School of Foreign Service
                                    Georgetown University - ICC 301
                                    Washington, DC 20057-1052

                                     viii


                                    Occupation or Principal Business Affiliation
Director                            Business or Residence Address
--------                            --------------------------------------------

J. Donald Monan, S.J.               President
                                    Boston College
                                    18 Old Colony Road
                                    Chestnut Hill, MA 02167

Paul C. O'Brien                     President
                                    The O'Brien Group
                                    One International Place - 30th Floor
                                    Boston, MA 02110

John W. Rowe                        President & CEO
                                    New England Electric System
                                    25 Research Drive
                                    Westborough, MA 02152

Richard A. Smith                    Chairman of the Board
                                    Harcourt General, Inc.
                                    27 Boylston Street
                                    Chestnut Hill, MA 02167

William C. Van Faasen               President & CEO
                                    Blue Cross and Blue Shield of
                                    Massachusetts, Inc.
                                    100 Summer Street - 01-31
                                    Boston, MA 02110

 Thomas B. Wheeler                  President & CEO
                                    Massachusetts Mutual Life Insurance
                                    Company
                                    1295 State Street
                                    Springfield, MA 01111

Alfred M. Zeien                     Chairman of the Board
                                    and CEO The Gillette Company
                                    Prudential Tower Building
                                    Boston, MA 02199

     Pyramid Ventures, Inc. is a Delaware corporation that is an indirect wholly owned subsidiary of Bankers Trust New York Corporation. The principal office address of Pyramid

Ventures, Inc. is 130 Liberty Street, 25th Floor, New York, New York 10006. The principal business of Pyramid Ventures, Inc. is acting as a small business investment company.

          EXECUTIVE OFFICERS AND DIRECTORS OF PYRAMID VENTURES, INC.

                                                                                                Name and Address of
                                                                                                Corporation or Other
                              Business or Residence             Principal Occupation or         Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------


Joseph T. Wood                130 Liberty Street             Bankers Trust Company -             Bankers Trust Company
President, Director           25th Floor                     Managing Director of the Private
                              New York, NY 10006             Equity Investing Group

Brian Talbot                  130 Liberty Street             Bankers Trust Company - Vice        Bankers Trust Company
Treasurer/Secretary,          25th Floor                     President of the Private Equity
Director                      New York, NY 10006             Investing Group

Joseph Manganello,            130 Liberty Street             Managing Director & Chief           Bankers Trust Company
Director                      25th Floor                     Credit Officer - Bankers
                              New York, NY 10006             Trust Company; Executive Vice
                                                             President and Chief Credit
                                                             Officer, Bankers Trust New
                                                             York Corporation

     Bankers Trust New York Corporation is a New York corporation. The principal office address of Bankers Trust New York Corporation is 130 Liberty Street, 31st Floor, New York, New York 10006. Bankers Trust New York Corporation is a bank holding company.

           EXECUTIVE OFFICERS OF BANKERS TRUST NEW YORK CORPORATION

                                                                                                Name and Address of
                                                                                                Corporation or Other
                              Business or Residence             Principal Occupation or         Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------

Frank N. Newman                  130 Liberty Street               Chairman of the Board             N/A
                                 New York, NY  10006              and Chief Executive
                                 (This address is the office      Officer and President
                                 address for all executive
                                 officers set forth herein)

George J. Vojta                                                   Vice Chairman

Mark Beiler                                                       Executive Vice President

                                       x

                                                                                                Name and Address of
                                                                                                Corporation or Other
                             Business or Residence             Principal Occupation or          Organization in Which
Name                                Address                           Employment                       Employed
----                         ----------------------            ----------------------            --------------------

Richard H. Daniel                                                 Executive Vice
                                                                  President, Chief
                                                                  Financial Officer and
                                                                  Controller

Joseph A. Manganello,                                             Executive Vice President
Jr.                                                               and Chief Credit Officer

Melvin A. Yellin                                                  Executive Vice President
                                                                  and General Counsel

Yves de Balmann*                                                  Senior Vice President

R. Kelly Doherty                                                  Senior Vice President

Robert A. Ferguson**                                              Senior Vice President

Alexander P. Frick                                                Senior Vice President

B. J. Kingdon                                                     Senior Vice President

Ian Martin**                                                      Senior Vice President

Rodney A. McLauchlan                                              Senior Vice President

Timothy S. Rattray                                                Senior Vice President

J. Edward Virtue                                                  Senior Vice President

Geoffrey M. Fletcher                                              Senior Vice President
                                                                  and Principal Accounting
                                                                  Officer

*     French citizen; U.S. citizen.
**    Australian citizen.

                DIRECTORS OF BANKERS TRUST NEW YORK CORPORATION
                --------- -- ------- ----- --- ---- -----------

                                   OCCUPATION OR PRINCIPAL BUSINESS
                                   AFFILIATION
Director                           BUSINESS OR RESIDENCE ADDRESS
--------                           -------- -- --------- -------

                                   Retired Senior Vice President and Director
George B. Beitzel                  International Business Machines Corporation
                                   29 King Street
                                   Chappaqua, NY 10514

Phillip A. Griffiths               Chairman
                                   Institute for Advanced Study
                                   Olden Lane
                                   Princeton, NJ 08540

William R. Howell                  Chairman of the Board
                                   J.C. Penney Company, Inc.
                                   P. O. Box 10001
                                   Plano, TX 75301-0001

Jon M. Huntsman                    Chairman and Chief Executive Officer
                                   Huntsman Chemical Corporation
                                   500 Huntsman Way
                                   Salt Lake City, UT 84111

Vernon E. Jordan, Jr.              Senior Partner
                                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                   1333 New Hampshire Avenue, N.W.
                                   Suite 400
                                   Washington, D.C. 20036

Hamish Maxwell                     Retired Chairman and Chief Executive Officer
                                   Philip Morris Companies, Inc.
                                   100 Park Avenue
                                   New York, NY 10017

Frank N. Newman                    Chairman of the Board and Chief Executive
                                   Officer
                                   and President
                                   Bankers Trust Company and
                                   Bankers Trust New York Corporation
                                   130 Liberty Street
                                   New York, NY 10006

                                      xii


N.J. Nicholas, Jr.                 Investor
                                   15 West 53rd Street, #34F
                                   New York, NY 10019

Russell E. Palmer                  Chairman and Chief Executive Officer
                                   The Palmer Group
                                   3600 Market Street, Suite 530
                                   Philadelphia PA 19104

Patricia Carry Stewart             Former Vice President
                                   The Edna McConnell Clark Foundation
                                   Bankers Trust Company
                                   c/o Office of the Secretary
                                   130 Liberty Street
                                   New York, NY 10006

George J. Vojta                    Vice Chairman
                                   Bankers Trust Company and
                                   Bankers Trust New York Corporation
                                   130 Liberty Street
                                   New York, NY 10006

                                     xiii

                                 SCHEDULE III

     Barry Baker ("Baker") is the Chief Executive Officer of River City Broadcasting, L.P. and President of Better Communications, Inc. ("BCI") and serves as a consultant to SBG. His principal office and business address is 2000 W. 41st Street, Baltimore, MD 21211. Baker's present principal occupation is President of BCI and consultant to SBG.

     Boston Ventures Limited Partnership IV is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IV is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IV is making investments.

     Boston Ventures Limited Partnership IVA is a Delaware limited partnership, of which Boston Ventures Company Limited Partnership IV is the General Partner. The principal office address of Boston Ventures Limited Partnership IVA is 21 Custom House Street, Boston, MA 02110. The principal business of Boston Ventures Limited Partnership IVA is making investments.

     Boston Ventures Company Limited Partnership IV is controlled by the following five general partners: Richard C. Wallace, William F. Thompson, Martha H.W. Crowninshield, Roy F. Coppedge, III and Barbara M. Ginader. Their principal business address is c/o Boston Ventures Management, Inc., 21 Custom House Street, Boston, MA 02110. Their principal business is as partners of Boston Ventures Company Limited Partnership IV.

     David D. Smith is the President and Chief Executive Officer of Sinclair Broadcast Group, Inc. ("SBG"). His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as President and Chief Executive Officer of SBG.

     Frederick G. Smith is a Vice President of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, Maryland 21211. Mr. Smith's present principal occupation is as Vice President of SBG.

     J. Duncan Smith is Vice President and Secretary of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Secretary of SBG.

     Robert E. Smith is Vice President and Treasurer of SBG. His principal office and business address is 2000 West 41st Street, Baltimore, MD 21211. Mr. Smith's present principal occupation is as Vice President and Treasurer of SBG.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01  Voting Agreement

Exhibit 7.02  Consent Agreement

Exhibit 7.03  Baker Option Agreement

Exhibit 7.04  Registration Rights Agreement

Exhibit 7.05 Joint Filing Agreement, dated June 18, 1996, by and among Baker, RCB and BCI.